Kopjaggers, Inc.

28325 Utica Road

Roseville, Michigan 48066

October 18, 2012

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re: Kopjaggers Inc.

Registration Statement on Form 10-12G

Filed March 22, 2011

File No. 000-54307

To Whom it May Concern:

The company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Eggermont